Exhibit 99.1

SECTION 13(r) DISCLOSURE

As of the date Extended Stay America, Inc. and ESH Hospitality, Inc. filed their combined quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2016 with the Securities and Exchange Commission (the “SEC”), neither The Blackstone Group L.P. (“Blackstone”) nor Travelport Worldwide Limited nor NCR Corporation had filed its Form 10-Q for the fiscal quarter ended June 30, 2016. The disclosure with respect to the fiscal quarter ended March 31, 2016 reproduced below was included in Travelport Worldwide Limited’s quarterly report on Form 10-Q and NCR Corporation’s quarterly report on Form 10-Q, each filed with the SEC in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Each of Travelport Worldwide Limited and NCR Corporation may be considered an affiliate of Blackstone, and therefore an affiliate of Extended Stay America, Inc. and ESH Hospitality, Inc. We did not independently verify or participate in the preparation of these disclosures.

Travelport Worldwide Limited included the following disclosure in its Form 10-Q for the fiscal quarter ended March 31, 2016:

Trade Sanctions Disclosure

The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended March 31, 2016 were approximately $156,000 and $109,000, respectively.

NCR Corporation included the following disclosure in its Form 10-Q for the fiscal quarter ended March 31, 2016:

Disclosure Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act. Pursuant to Section 13(r)(1)(D)(iii) of the Securities Exchange Act of 1934, as amended, we note that, during the period from January 1, 2016 through March 31, 2016, we maintained a bank account and guarantees at the Commercial Bank of Syria (“CBS”), which was designated as a Specially Designated National pursuant to Executive Order 13382 (“EO 13382”) on August 10, 2011. This bank account and the guarantees at CBS were maintained in the normal course of business prior to the listing of CBS pursuant to EO 13382. We note that the last known account balance as of March 31, 2016, was approximately $3,468. The bank account did not generate interest from January 1, 2016 through March 31, 2016, and the guarantees did not generate any revenue or profits for the Company. Pursuant to a license granted to the Company by OFAC on January 3, 2013, and subsequent licenses granted on April 29, 2013, July 12, 2013, February 28, 2014, November 12, 2014, and October 24, 2015, the Company has been winding down its past operations in Syria. The Company’s current license expires on April 30, 2016. The Company has also received licenses from OFAC to close the CBS account and terminate any guarantees. The Company's application to renew the license to transact business with CBS, which was submitted to OFAC on May 18, 2015, remains pending. Following the termination of guarantees and the closure of the account, the Company does not intend to engage in any further business activities with CBS.